Exhibit 99.6
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Western Forest Products Inc.
435 Trunk Road, 3rd Floor
Duncan, BC V9L 2P9
Item 2. Date of Material Change
March 13, 2008
Item 3. News Release
A news release was disseminated through MarketWire on March 13, 2008.
Item 4. Summary of Material Change
The Company announced an agreement for a new Cdn$175 million term loan facility, comprising a Cdn$75 million revolver due in three years and a Cdn$100 million term loan repayable within 18 months.
Item 5.1 Full Description of Material Change
The Company has entered into a Credit and Guarantee Agreement dated as of March 13, 2008 for a new Cdn$175 million loan facility, comprising a Cdn$75 million revolving credit facility due in three years and a Cdn$100 million term loan repayable within 18 months. The financing is being provided by GE Corporate Lending, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.
The proceeds of the new facilities will retire the Company’s existing term debt facilities of US$72.9 million and Cdn$101.8 million provided by the Brookfield Bridge Lending Fund, a lender related to Tricap Management Ltd., the Company’s largest shareholder.
The new financing will have a lower overall interest cost, albeit with additional financial covenants, when compared to the previous facilities.
Item 5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
Murray Johnston, Vice President, Chief Financial Officer and Corporate Secretary Business Telephone: 250.715.2209

Item 9. Date of Report
March 14, 2008

WESTERN FOREST PRODUCTS INC.

Per:	/s/ Murray Johnston Murray Johnston,
Vice President, Chief Financial Officer and
Corporate Secretary